Mail Stop 3561

October 21, 2009

Derek Cooper
Chief Executive Officer
Entheos Technologies, Inc.
888 3rd Street
Suite 1000
Calgary, Alberta, T2P 5C5

> **Re:** **Entheos Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-157829**
> **Filed October 9, 2009**

Dear Mr. Cooper:

We have reviewed your letter dated October 9, 2009 in response to our comment letter dated August 10, 2009 and have limited our review of your amended registration statement to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement Cover Page

1. We reviewed your response to comment eight in our letter dated August 10, 2009 and reissue this comment in part. Form S-1 does not provide a box to be checked in connection with Rule 434, which in any event has been rescinded. Refer to Securities Act Release No. 8591 (July 19, 2005). Accordingly, please revise.

Description of Our Business and Properties, page 25

2. We reviewed your response to comment 14 in our letter dated August 10, 2009 and reissue this comment in part, as follows:

   - Please describe in more detail your growth strategy disclosed in the penultimate paragraph under the heading "Overview" on page 25. For example, please clarify what you mean by "low risk in-field oil and gas rights that are primarily developmental in nature that offset existing production."

- The phrase "energy services companies" is very broad. Please disclose the types of energy services companies that "when combined with [your] management expertise … will display strong top line growth and cash flows."

- Please also disclose any obligations you have for exploration and development costs. If you have none, please state.

- Please also disclose any relationships or affiliations that exist among your partners or the lease operators. If you are not aware of any such relationships or affiliations, please tell us this in your response.

Directors, Executive Officers and Control Persons, page 29

Directors and Executive Officers, page 29

3. In the first paragraph under this heading you state that you have a board comprised of four members; however, your disclosure elsewhere in your registration statement and your registration statement signature page suggest that your board is comprised of only three members. Please revise or advise.

Compensation of Directors, page 30

4. We note your disclosure under this heading that "you do not pay director compensation to directors who are also employees" and your statement that "Mr. Cooper is not an employee and thus gets compensated at the rate of $2,500 per month." Your disclosure throughout your registration statement indicates that Mr. Cooper is your President, Chief Executive Officer and Chief Financial Officer and thus it appears that he is your employee. Please revise or advise.

5. We reviewed your response to comment 16 in our letter dated August 10, 2009 and reissue this comment in part. Please revise your disclosure under this heading to present the information regarding the compensation of your directors in the tabular form set forth in Item 402(r) of Regulation S-K. Please also retain any narrative description of material factors necessary to an understanding of the director compensation that you disclose in your table. In addition, it appears that you have included stock option grant information regarding your directors in your executive compensation section under the heading "Stock Option Grants in Last Fiscal Year." Information regarding option grants to directors who are not also

your named executive officers should be set forth in your director compensation table.

Executive Compensation, page 33

Aggregated Option Exercises During Last Fiscal Year and Year End Option …, page 33

6. We reviewed your response to comment 16 in our letter dated August 10, 2009 and reissue this comment in part. Please provide the table required by Item 402(p) of Regulation S-K and title it "Outstanding Equity Awards at Fiscal Year-End." Please also include any narrative description required by Item 402(q).

As your disclosure currently exists, it includes several supplemental tables that are not required by item 402 of Regulation S-K for smaller reporting companies, such as the "Stock Option Grants in Last Fiscal Year" and "Aggregated Option Exercises During Last Fiscal Year and Year End Option Values." The former table appears to include some but not all of the information required in the grants of plan-based awards table required by Item 402(d). If you elect to retain the "Stock Option Grants in Last Fiscal Year" table, please title it "Grants of Plan-Based Awards" and provide the information required by Item 402(d) of Regulation S-K, including columns with the grant date and the grant date fair value. We also note that the latter table referenced above includes some of the information required by Item 402(p) of Regulation S-K but it does not include the option exercise price required by Item 402(p).

Security Ownership of Certain Beneficial Owners and Management, page 34

7. We note your disclosure in footnote 1 to this table that 10,000 options granted to each of Messrs. Cooper, Hudson and Sidhu vested on September 12, 2009. Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1), please reflect the shares issuable upon the exercise of these options in the table or tell us why it is not appropriate to do so.

Selling Stockholders, page 39

8. We reviewed your response to comment one in our letter dated August 10, 2009. It appears that the numbers in the columns titled "Total Possible Gain Based on Discount to Market Price" and "Amount to be received by the Company Upon Exercise of the Series A Warrants" in Table No. 2 on page 44 were switched. Please revise or advise.

9. We reviewed your response to comment two in our letter dated August 10, 2009

and reissue this comment in part. We note that you state in your response that
"there are no payments to be made." Please also confirm that you have made no
payments in connection with the transaction to any selling shareholder, any
affiliate of any selling shareholder or any person with whom any selling
shareholder has, or had at the time of the transaction, a contractual relationship
regarding the transaction (including any interest payments, liquidated damages,
payments made to "finders" or "placement agents," and any other payments or
potential payments). If there have been none, please tell us this in your response.
If any such payments have been made, please provide us, with a view toward
disclosure in the prospectus, with tabular disclosure of the dollar amount of each
such payment (including the value of any payments to be made in common stock).

10.   We reviewed your response to comment three in our letter dated August 10, 2009
and reissue this comment in part. Please provide us, with a view toward
disclosure in the prospectus, with disclosure – as a percentage – of the total
amount of all possible payments, if any, provided in response to comment nine
above and the total possible discount to the market price of the shares underlying
the warrants, in each case, as disclosed in Table 4 on page 46 of your prospectus
divided by the net proceeds to the issuer from the sale of the warrants, as well as
the amount of that resulting percentage averaged over the term of the warrants.

In addition, the number of Series B Warrants reflected in the column titled "No.
of Securities" in Table No. 4 on page 46 is incorrect. Please revise.

11.   We reviewed your response to comment four in our letter dated August 10, 2009
and reissue this comment in part. We note that Herdev S. Rayat and Jasvir S.
Rayat appear to own more shares than the number purchased in the July 2008
private placement. In addition, we note that Harmel S. Rayat is the brother of
Herdev S. Rayat and Jasvir R. Rayat and thus Harmel S. Rayat is an affiliate of
your selling shareholders Herdev S. Rayat and Jasvir R. Rayat. As a result, please
provide the previously requested tabular disclosure of all prior securities
transactions between the issuer (or any of its predecessors) and each of Herdev S.
Rayat, Jasvir R. Rayat and Harmel S. Rayat.

12.   We reviewed your response to comment five in our letter dated August 10, 2009
and reissue this comment with respect to Barry Honig, Herdev S. Rayat and Jasvir
R. Rayat. It appears that Mr. Honig is an affiliate of the company given his stock
and warrant holdings and it appears that Herdev S. Rayat and Jasvir R. Rayat also
are affiliates of the company by virtue not only of their stock and warrant
holdings but also the ownership by their brother, Harmel S. Rayat, of more than
50% of your stock through 1420525 Alberta Ltd.

13.   We reviewed your response to comment six in our letter dated August 10, 2009 and reissue this comment. Please disclose that your statement in footnote 1 to the table under this heading that "the Selling Stockholders have not had a short position in [your] common stock" is based on information obtained from your selling shareholders. In this footnote, please also delete the statement "[e]xcept as otherwise noted in the notes to this table," since it does not appear that you disclose any such short positions in the notes to the table.

14.   We reviewed your response to comment seven in our letter dated August 10, 2009. Please disclose the material relationships each of (1) Mr. Sierchio, (2) Sierchio & Company, LLP, (3) certain predecessor firms Sierchio & Company, LLP, and (4) Harmel S. Rayat, the brother of Herdev S. Rayat and Jasvir R. Rayat, has had with the company within the past three years. Refer to Item 507 of Regulation S-K and Item 7 of Form S-1.

15.   We reviewed your response to comment 18 in our letter dated August 10, 2009 and your revised disclosure under this heading in response to this comment. Please reconcile the numbers in the table and footnote 6 to clarify the number of shares Herdev S. Rayat currently owns. In this regard, we note that the table indicates that he owns 2,244,800 whereas footnote 6 states that he owns 3,244,800. Please also tell us how you determined the number of shares Herdev S. Rayat will own after the offering.

Signatures, page II-5

16.   We reviewed your response to comment 23 in our letter dated August 10, 2009 and reissue this comment. Please revise your signature page in future filings to name not only your principal executive officer and your principal accounting officer but also your principal financial officer. Refer to Instruction 1 to "Signatures" of Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Sierchio, Esq.
        Sierchio & Company, LLP
        Via Facsimile